SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 18, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	January 18, 2008

TAM Renews IOSA International Operational
Safety Certification

IATA-accredited Audit attests to quality of company’s operations and control systems after 940 question-examination

São Paulo, January 18, 2008 – TAM Linhas Aereas (Bovespa: TAMM4; NYSE: TAM) has had its IOSA certificate (IATA Operational Safety Audit) renewed until January 2010. The certificate is the most thorough and widely accepted international verification of civil aviation operational safety. The IOSA registration revalidation, valid for the next two years, was granted to TAM after the conclusion of the auditing process by independents and accredited technicians by IATA (International Air Transport Association) in November 2007. The IATA audit certified that the company had satisfied standards via 940 questions on safety and operational quality.

TAM is the only Brazilian airline to obtain IOSA certification (www.iata.org/registry), in January 2007.

Begun in 2003, the IOSA Program is internationally recognized as a world reference for the management of operational safety. The certification covers ten main aspects of an airline's operational safety: operations control; flight operations; flight operations dispatch; engineering and aircraft maintenance; cabin operations and "ground handling" (check-in and ground services); cargo operations, security and training of all areas involved in operations.

Produced in a standardized, consistent manner, IOSA reports are accepted by international airlines in code-share agreements and aviation authorities as FAA (Federal Aviation Administration), from United Estates, and JAA (Joint Aviation Authorities), from Europe, making it possible to dispense with individual audits for any new partnership made with another company. The TAM’s IOSA certification has already been accepted in code-share agreements that the Company implemented in 2007 with TAP Portugal, United Airlines, LAN and Lufthansa.

Flight Safety

Flight safety is one of the most important commandments left by Commandant Rolim Amaro, TAM's founder. In keeping with higher governance standards, TAM's Flight Safety department functions completely independent of the company’s other divisions and is connected directly to the president’s office.

TAM adheres strictly to rules and standards established by Brazilian aviation authorities and international organizations such as ICAO (International Civil Aviation Organization). It is affiliated with the most important civil aviation safety agencies in the world, among them FSF (the Flight Safety Foundation), the largest non-governmental safety organization.

The Company actively participates in coordination efforts of IATA’s Regional Flight Safety Committee (RCG) for the Americas. It complies with regulations of the FAA (Federal Aviation Administration), the agency in charge of civil aviation in the United States, as well as NTSB (National Transportation Safety Board) and DoT (Department of Transportation), fully adhering to the requirements for operating in U.S. air space.

In July of 2006, it became an effective member of the United Kingdom Flight Safety Committee (UKFSC), an association of institutions and professionals dedicated to enhancing flight safety for commercial aviation in the United Kingdom. That same year, it became a member of the steering committee of IATA’s Emergency Response and Planning Task Force (ERPTF).

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM Linhas Aereas (www.tam.com.br) has been domestic market leader since July of 2003, and closed the month of December 2007 with a 48.6% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations nationwide. TAM’s market share among Brazilian companies operating international airlines was 70% in December. Operations abroad include direct flights to eleven destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Santiago (Chile), Caracas (Venezuela) and Montevideo (Uruguay). With TAM Mercosur, it also serves Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolivia), among other South American cities. It has code-share agreements with international companies, allowing for the sharing of seats on flights with international companies, enabling passengers to travel to 62 other destinations in the USA, South America and Europe. A pioneer in Brazil’s airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 4.3 million members and has issued more than 5 million tickets redeemed with frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.